Exhibit 99.3

EXECUTION VERSION

THIRD AMENDMENT TO

MASTER PURCHASE AGREEMENT

This Third Amendment (this “Amendment”) to the Master Purchase Agreement dated as of July 26, 2015, as amended on June 9, 2016 and July 5, 2016 (the “Agreement”), by and between Teva Pharmaceutical Industries Ltd., a company organized under the laws of Israel (“Buyer Parent”), and Allergan plc, a public company limited by shares organized under the laws of Ireland (“Seller Parent”), is dated as of July 11, 2016.

RECITALS

WHEREAS, Buyer Parent and Seller Parent previously entered into the Agreement; and

WHEREAS, pursuant to Section 13.6 of the Agreement, Buyer Parent and Seller Parent seek to amend the Agreement as described herein.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, Buyer Parent and Seller Parent hereby agree as follows:

ARTICLE 1.DEFINITIONS; EFFECT OF AMENDMENT

1.1 Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

1.2 Effect of Amendment. The Agreement is amended as set forth in this Amendment. Except as specifically provided for in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect. Each reference in the Agreement to “hereof,” “hereunder” and “this Agreement” shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. Each reference in the Agreement to the “date of the Agreement” or similar references (such as “to the date hereof”) shall refer to July 26, 2015. The provisions of Article XIII of the Agreement shall apply mutatis mutandis to this Amendment and to the Agreement as modified by this Amendment.

ARTICLE 2.AMENDMENT

2.1 Base Working Capital Amount. Section 1.1 of the Agreement is hereby amended by replacing the definition of “Base Working Capital Amount” with the following:

““Base Working Capital Amount” means the average of the December 2014 Working Capital Amount and the September 2015 Working Capital Amount (the “Reference Working Capital”), plus $650,000,000, plus, if applicable:

(1) the amount by which the Closing Date Working Capital exceeds the difference of (a) the Reference Working Capital minus (b) $100,000,000, if the positive or negative difference between the Closing Date Working Capital and the Reference Working Capital is $100,000,000 or less; or

(2) $200,000,000, if the Closing Date Working Capital exceeds the Reference Working Capital by more than $100,000,000 but less than $750,000,000; or

(3) $200,000,000 minus the amount by which the Closing Date Working Capital exceeds the Reference Working Capital by more than $750,000,000 if the amount by which the Closing Date Working Capital exceeds the Reference Working Capital is equal to or greater than $750,000,000 but less than $800,000,000; or

(4) $150,000,000, if the Closing Date Working Capital exceeds the Reference Working Capital by $800,000,000 or more.”

2.2 Intercompany Arrangements. Section 6.7 of the Agreement is hereby amended and restated as follows:

“Intercompany Arrangements. Immediately prior to the Closing, Seller Parent shall, and shall cause its Controlled Affiliates to: (i) terminate all agreements or arrangements, written or unwritten, of any kind (other than any Ancillary Agreements), exclusively between one or more Sellers or Retained Entities, on the one hand, and one or more entities in the Transferred Group, on the other hand, and (ii) settle or otherwise extinguish any amounts (other than any amounts under any Ancillary Agreements) owed to or by one or more Sellers or Retained Entities, on the one hand, and one or more entities in the Transferred Group, on the other hand; provided, however, this Section 6.7 shall not apply to any such agreement or arrangement (or amendment thereto) if any of the original parties to such agreement or arrangement (or amendment thereto) were not Affiliates of all other parties to such agreement or arrangement (or amendment thereto) at the time such agreement or arrangement (or amendment thereto) was entered into (such agreements or arrangements to which this Section 6.7 do not apply, the “Surviving Intercompany Agreements”); provided further, that with respect to each Surviving Intercompany Agreement: (a) all accrued and future payment obligations thereunder owed to or by any Retained Entity, on the one hand, and any entity in the Transferred Group, on the other hand, other than payment obligations for the supply of authorized generics and/or payments due for services or activities under co-promote agreements, shall be deemed fully paid at Closing and no party thereto or any of its Affiliates shall be liable to any other party thereto or any of its Affiliates for any such payment obligations, (b) no party thereto or any of its Affiliates shall be liable to any other party thereto or any of its Affiliates for any breach thereof that has occurred on or prior to Closing, (c) no obligation contained therein shall restrict the rights of Buyer Parent or any of its Affiliates existing immediately prior to Closing with respect to current or future products of Buyer Parent or any such Affiliates other than the Products that are the subject of the applicable Surviving Intercompany Agreements and (d) no obligation contained therein shall restrict the right of Buyer Parent or its Affiliates (other than a member of the Transferred Group) to bring any Claim, other than a Claim under a Surviving Intercompany Agreement, against any Retained Entity, its Affiliates, or any third party to the extent that it had the right to bring such a Claim prior to the Closing.”

2.3 Excluded Assets. Seller Parent and Buyer Parent acknowledge that the following products shall be Excluded Assets: Actonel (authorized generic) and Carafate (authorized generic). In full consideration of these products being Excluded Assets, the Cash Consideration shall be reduced by $221,000,000.

2.4 Representations and Warranties. Section 12.1(a) of the Agreement is hereby amended to add the following sentence:

“Notwithstanding anything to the contrary herein, the representation and warranty contained in Section 4.9(a) [Absence of Certain Changes or Events] will expire at Closing.”

2.5 Other Products. The Parties hereby agree that Liabilities primarily related to Androgel shall be deemed Assumed Liabilities under the Agreement. The Parties hereby agree that the Product Norco® shall be deemed an Excluded Asset under the Agreement.

2.6 Cost of Assignment of IT Contracts. Notwithstanding anything to the contrary in the Agreement, to the extent that the transfer of any Contracts related to IT Assets to any member of the Transferred Group or the transfer of any right, benefit or obligation thereunder (the “IT Contracts”) requires payment of additional fees, costs or expenses as a result of such transfer to third parties, such fees, costs and expenses shall be borne by Buyer Parent. If any IT Contract is a Shared Business Contract, the costs or expenses paid or payable to any non-adviser third party in connection with entering into a new Contract or Contract(s) shall be borne by Buyer Parent.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed or caused this Amendment to be executed as of the date first written above.

SELLER PARENT

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	EVP, Chief Legal Officer and Corporate Secretary

BUYER PARENT

TEVA PHARMACEUTICAL INDUSTRIES, LTD

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group Executive Vice President and Chief Financial Officer

By:	/s/ David M. Stark
Name:	David M. Stark
Title:	Deputy Chief Legal Officer, Senior Vice President and Global Markets General Counsel

(Signature Page to the Third Amendment to the Master Purchase Agreement)